UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.       )*

Vinci Partners Investments Ltd.

(Name of Issuer)

Class A Common Shares, $0.00005 par value,

(Title of Class of Securities)

G9451V109

(CUSIP Number)

Naseem Sagati Aghili, General Counsel and Corporate Secretary

c/o Ares Management LLC,

2000 Avenue of the Stars

12th Floor

Los Angeles, CA 90067

with a copy to:

Philippa Bond, P.C.

Kirkland & Ellis LLP

2049 Century Park East

37th Floor

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ares Investments Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 40,614,497 Class A common shares of Issuer stock (“Class A Shares”) outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Convertible Preferred Shares, par value $0.00005 per share (“Series A Preferred Shares”).

1.	Names of Reporting Persons Ares Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares.

1.	Names of Reporting Persons Ares Holdco LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares.

1.	Names of Reporting Persons Ares Management Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares.

1.	Names of Reporting Persons Ares Voting LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares.

1.	Names of Reporting Persons Ares Partners Holdco LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares.

1.	Names of Reporting Persons Ares Management GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,354,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,354,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,354,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares.

Item 1. Security and Issuer

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares and the Class B common shares (“Class B Shares,” and together with the Class A Shares, “Common Stock”) of Vinci Partners Investments Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at Av. Bartolomeu Mitre, 336, Leblon – Rio de Janeiro, Brazil 22431-002.

Item 2. Identity and Background

a)       This Schedule 13D is being filed jointly by the following (collectively, the “Reporting Persons”):

(i) Ares Investments Holdings LLC (“AIH”);

(ii) Ares Holdings L.P. (“Ares Holdings”);

(iii) Ares Holdco LLC (“Ares Holdco”);

(iv) Ares Management Corporation (“Ares Management”);

(v) Ares Voting LLC (“Ares Voting”);

(vi) Ares Partners Holdco LLC (“Ares Partners”); and

(vii) Ares Management GP LLC (“Ares Management GP”).

b)       The address of the principal office of each of the Reporting Persons and the other individuals set forth in Schedule A of this Schedule 13D (such other individuals, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

c)       The Reporting Persons are either holding companies without operations or are principally engaged in the business of investment management and investing in securities. The reported securities are held directly by AIH. The sole member of AIH is Ares Holdings. The general partner of Ares Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock of Ares Management and Ares Voting is the sole holder of the Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal. Mr. Ressler generally has veto authority over board decisions. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A.

d)       During the last five years, none of the Reporting Persons or the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)        During the last five years, none of the Reporting Persons or the Managers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)       Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On October 10, 2023, AIH entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer for AIH to purchase 100,000 newly issued Series A Preferred Shares, at a price of $1,000 per share, for an aggregate purchase price of $100 million (the “Investment”). The funds used to purchase the Series A Preferred Shares were from existing available operating capital of AIH, and none of the consideration for such shares was represented by borrowed funds.

The Series A Preferred Shares will be convertible at the option of the holder at any time after the closing of the issuance into Class A Shares at an initial conversion rate of 73.5402 Class A Shares for each Series A Preferred Share, subject to adjustment as provided in the Certificate of Designations of Series A Convertible Preferred Shares (the “Certificate of Designations”), which represents an initial conversion price of approximately $13.60 per Class A Share.

Item 4. Purpose of Transaction

Pursuant to the terms of the Securities Purchase Agreement, the Issuer agreed to appoint a representative of AIH, designated by AIH, to serve as a director (the “Ares Board Member”) to the Issuer’s board of directors (the “Board”). Effective October 30, 2023, the Ares Board Member has been appointed to serve on the Board.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board regarding, among other things, the Issuer’s business strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses and strategic and other transactions (including with one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies) and intend to, from time to time, engage in discussions with other current or prospective holders of its Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of, the Issuer (collectively, “Securities”), industry analysts, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital or potential capital sources, operators and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer). These discussions have encompassed, and the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions as a means of enhancing the value of one or more Securities held by the Reporting Persons, including the sale of the Issuer, its Securities or certain of its subsidiaries, businesses or assets or a business combination or other strategic transaction involving the Issuer or its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer to increase the value of one or more Securities held by the Reporting Persons as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including, without limitation, taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies, including a potential take-private transaction, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The ownership percentage reflected in this statement is based on 40,614,497 Class A Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on April 18, 2023, as increased by 7,354,020 Class A Shares issuable in respect of 100,000 Series A Preferred Shares, calculated at an initial conversion rate of 73.5402 Class A Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Share. AIH shall have a right to cause the conversion of any or all of the Series A Preferred Shares into Class A Shares, at any time after October 26, 2023 at the applicable conversion rate on the conversion date, which conversion rate is subject to adjustment set out in the Certificate of Designations. The Issuer shall have a right to cause the conversion of all outstanding Series A Preferred Shares into Class A Shares, at any time after October 26, 2025, if (i) the closing price of Class A Shares is greater than or equal to 150% of the Conversion Price for at least 20 trading days (whether or not consecutive) during a 30 trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of such conversion and (ii) a registration statement covering the resale of the Class A Shares issuable upon conversion of the Series A Preferred Shares is effective and available as of the conversion date.

Conversion Price means, at any time, $1,000 divided by the share price of the Class A Common Shares on the conversion date, which is initially set at $13.60 per Class A Share. The conversion rate will be subject to customary anti-dilution and other adjustments, as well as an adjustment for certain discounted issuances of Class A Common Shares but will not be adjusted for any cash dividends paid on the Common Shares.

Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons and Managers declare that the filing this statement shall not be construed as an admission that such Reporting Person or Manager, as applicable, is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any of the securities reported or referenced in this Schedule 13D.

(c)	Except as otherwise set forth in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Class A Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certificate of Designations

Pursuant to the Certificate of Designations, the Series A Preferred Shares rank senior to the Issuer’s Common Stock, with respect to dividend rights and rights on the distribution of assets upon the voluntary or involuntary liquidation, winding-up or dissolution of the Issuer. The Series A Preferred Shares have a liquidation preference of $1,000 per share, and holders of the Series A Preferred Shares are entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Issuer of its obligations under the Certificate of Designations. Holders of Series A Preferred Shares are entitled to vote together with the holders of the Class A Shares as a single class, in each case, on an as-converted basis, except where a separate class vote of the common shareholders is required by law. Holders of Series A Preferred Shares have certain special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Issuer, certain incurrences of indebtedness by the Issuer, and certain dividends and distributions on, or repurchases of, Common Stock.

The Series A Preferred Shares are convertible at the option of the holder at any time after the closing of the issuance into Class A Shares at an initial conversion rate of 73.5402 Class A Shares for each Series A Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Share. On or after the two-year anniversary of the initial issue date of the Series A Preferred Shares, the Issuer may elect to cause the automatic conversion of all outstanding Series A Preferred Shares into Class A Shares if the last reported sale price of the Class A Shares has been above 150% of the conversion price then in effect for a specified period. For a one-year period following the dissolution or termination of the strategic partnership with Ares Holdings, the Issuer will have certain rights to redeem the Series A Preferred Shares and an obligation on or around October 1, 2033, to redeem all of the outstanding Series A Preferred Shares. In the event of a Change of Control, each holder will have the right to require the Issuer to repurchase for cash, all, or any portion, of such holder’s Series A Preferred Shares.

Voting Agreement

Pursuant to the Securities Purchase Agreement, the Issuer agreed to appoint a representative of AIH, designated by AIH, to serve as a director on the Board. On October 26, 2023, the Issuer and Gilberto Sayão da Silva (the “Class B Shareholder”), as the beneficial owner of 14,466,239 of the Issuer’s Class B Shares, which constitutes 26.3% of Issuer’s issued share capital and 78.1% of the combined voting power of Issuer’s issued share capital, entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the Class B Shareholder agreed to vote in favor of the nomination and appointment of the Ares Board Member. Ares is an express third-party beneficiary of the representations, warranties and covenants of the Voting Agreement and is entitled to enforce the terms thereof, including any rights or remedies hereunder, as if Ares was an original party thereto.

Partnership Framework Agreement

In connection with the Investment, on October 26, 2023, the Issuer and Ares Holdings entered into a Partnership Framework Agreement (the “Partnership Agreement”). The Partnership Agreement sets out the terms and conditions of the strategic partnership between the Issuer and Ares Holdings, focused on distribution, product development and other business opportunities in Latin America. The Partnership Agreement contains customary confidentiality, non-solicitation and non-compete provisions.

Capitalized terms used but not defined shall have the respective meanings ascribed to such terms in the Securities Purchase Agreement, the Certificate of Designations, Voting Agreement or the Partnership Agreement, as applicable. The description of the Securities Purchase Agreement, the Certification of Designations and the Voting Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreement, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of November 6, 2023, among the Reporting Persons.

Exhibit B	Securities Purchase Agreement, incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on October 10, 2023.

Exhibit C	Certificate of Designations, incorporated by reference to Exhibit 99.1 the Form 6-K filed by the Issuer on October 10, 2023.

Exhibit D	Voting Agreement, by and among the Issuer and Gilberto Sayão da Silva, dated October 26, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2023

ARES INVESTMENTS HOLDINGS LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES HOLDINGS L.P.

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES HOLDCO LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES MANAGEMENT CORPORATION

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES VOTING LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES MANAGEMENT GP LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: November 6, 2023

ARES INVESTMENTS HOLDINGS LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES HOLDINGS L.P.

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES HOLDCO LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES MANAGEMENT CORPORATION

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES VOTING LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

ARES MANAGEMENT GP LLC

By:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

SCHEDULE A

BOARD OF MANAGERS OF

ARES PARTNERS HOLDCO LLC

Name	Present Principal Occupation and Employment
Michael J Arougheti	Co-Founder, Chief Executive Officer and President of Ares Management
Ryan Berry	Chief Marketing and Strategy Officer of Ares Management
R. Kipp deVeer	Head of Credit Group of Ares Management, Chief Executive Officer of Ares Capital Corp.
David B. Kaplan	Co-Founder of Ares Management
Antony P. Ressler	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Co-Founder, Chairman of the Private Equity Group of Ares Management

DIRECTORS AND EXECUTIVE OFFICERS OF

ARES MANAGEMENT CORPORATION

Name	Director/Executive Officer	Present Principal Occupation and Employment
Michael J Arougheti	Director and Executive Officer	Co-Founder, Chief Executive Officer and President of Ares Management
David B. Kaplan	Director and Executive Officer	Co-Founder of Ares Management
Antony P. Ressler	Director and Executive Officer	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Director and Executive Officer	Co-Founder, Chairman of the Private Equity Group of Ares Management
R. Kipp deVeer	Director and Executive Officer	Head of Credit Group of Ares Management, Chief Executive Officer of Ares Capital Corp.
Paul G. Joubert	Director	Founding Partner of EdgeAdvisors and a Venture Partner in Converge Venture Partners
Michael Lynton	Director	Chairman of the Board of Snap Inc.
Dr. Judy Olian	Director	President of Quinnipiac University
Antoinette C. Bush	Director	Executive Vice President and Global Head of Government Affairs for News Corp
Eileen Naughton	Director	Board member of ZScaler, Olive AI and The Center for Discovery
Ashish Bhutani	Director	Member of the Council on Foreign Relations; Board member of City Harvest and Children’s Aid
Ryan Berry	Executive Officer	Chief Marketing and Strategy Officer of Ares Management, Head of the Global Client Solutions Group
Naseem Sagati Aghili	Executive Officer	General Counsel and Corporate Secretary of Ares Management
Jarrod Phillips	Executive Officer	Partner and Chief Financial Officer of Ares Management

The address of the principal office of each of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.